SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Maxus Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57774B109

(CUSIP Number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57774B109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercury Real Estate Advisors LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 97,998 9. Sole Dispositive Power 0 10. Shared Dispositive Power 97,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,998
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person* OO

*See instructions before filling out!

CUSIP No. 57774B109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercury Special Situations Fund LP
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 80,656 9. Sole Dispositive Power 0 10. Shared Dispositive Power 80,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,656
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person* PN

CUSIP No. 57774B109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Malcolm F. MacLean IV
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 97,998 9. Sole Dispositive Power 0 10. Shared Dispositive Power 97,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,998
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person* IN

CUSIP No. 57774B109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David R. Jarvis
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 97,998 9. Sole Dispositive Power 0 10. Shared Dispositive Power 97,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,998
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person* IN

CUSIP No. 57774B109

Item 1. Security and Issuer.

Issuer: Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri, 64116.

Security: Common Stock, par value $0.01 per share (the “Shares”).

Item 2. Identity and Background.

This Schedule 13D is being filed by Mercury Real Estate Advisors LLC, a Delaware limited liability company (“MREA”), Mercury Special Situations Fund LP (“MSSF”), a Delaware limited partnership, and Malcolm F. MacLean IV and David R. Jarvis, the managing members of each of MREA, the investment adviser of MSSF and others, and Mercury Securities II LLC, the general partner of MSSF (each of MREA, MSSF, and Messrs. MacLean and Jarvis are referred to herein as a “Reporting Person” and collectively are referred to as the “Reporting Persons”).

The principal business address of the Reporting Persons is 100 Field Point Road, Greenwich, CT, 06830. The principal business of Messrs. MacLean and Jarvis and MREA is to provide investment management; the principal business of MSSF is to act as a private investment fund.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $1,321,327.27.

No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons may, from time to time, acquire additional Shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

From time to time, the Reporting Persons may also engage in and may plan for their engagement in:

(1)	the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)	a sale or transfer of a material amount of assets of the Issuer;

(4)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization or dividend policy of the Issuer;

(6)	any other material change in the Issuer’s business or corporate structure;

(7)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)	any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Between November 8, 2004 and December 22, 2004, the Reporting Persons acquired 6,567 Shares and on December 22, 2004 MREA requested from the Company a waiver of a limit on ownership in the Company approved by the Company’s shareholders on May 8, 2001 that prohibits any individual or entity from owning in excess of 7.6% of the outstanding Shares.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, MREA may be deemed to be the beneficial owner of 97,998 Shares (in its capacity as the investment adviser of MSSF and others), constituting 7.6% of the Shares of the Issuer. Based on the Company’s Form 10-QSB (the “Form 10-QSB”) filed with the Securities and Exchange Commission on November 12, 2004, there are 1,291,781 Shares outstanding as of November 1, 2004.

MREA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 97,998 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 97,998 Shares.

As of the date hereof, MSSF may be deemed to be the beneficial owner of 80,656 Shares, constituting 6.2% of the Shares of the Issuer, based upon the 1,291,781 Shares outstanding as of November 1, 2004 as reported in the Form 10-QSB.

MSSF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 80,656 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 80,656 Shares.

As of the date hereof, Malcolm F. MacLean IV may be deemed to be the beneficial owner of 97,998 Shares (in his capacity as the managing member of each of MREA, the investment adviser of MSSF and others, and Mercury Securities II LLC, the general partner of MSSF), constituting 7.6% of the Shares of the Issuer, based upon the 1,291,781 Shares outstanding as of November 1, 2004 as reported in the Form 10-QSB.

Malcolm F. MacLean has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 97,998 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 97,998 Shares.

As of the date hereof, David R. Jarvis may be deemed to be the beneficial owner of 97,998 Shares (in his capacity as the managing member of each of MREA, the investment adviser of MSSF and others, and Mercury Securities II LLC, the general partner of MSSF), constituting 7.6% of the Shares of the Issuer, based upon the 1,291,781 Shares outstanding as of November 1, 2004 as reported in the Form 10-QSB.

David R. Jarvis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 97,998 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 97,998 Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B attached hereto and were effected through broker transactions.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item	7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: Letter, dated December 22, 2004, from MREA to the Issuer

SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC,

General Partner

By: /s/ Malcolm F. MacLean IV

        ————————————

        Malcolm F. MacLean IV, Managing Member

MERCURY REAL ESTATE ADVISORS LLC

By: /s/ Malcolm F. MacLean IV

        ————————————

        Malcolm F. MacLean IV, Managing Member

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV

————————————

DAVID R. JARVIS

/s/ David R. Jarvis

—————————

December 22, 2004

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No.1 to Schedule 13D dated December 22, 2004 relating to the Common Stock, par value $0.01 per share, of Maxus Realty Trust, Inc. shall be filed on behalf of the undersigned.

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC,

General Partner

By: /s/ Malcolm F. MacLean IV

        ————————————

        Malcolm F. MacLean IV, Managing Member

MERCURY REAL ESTATE ADVISORS LLC

By: /s/ Malcolm F. MacLean IV

        ————————————

        Malcolm F. MacLean IV, Managing Member

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV

————————————

DAVID R. JARVIS

/s/ David R. Jarvis

—————————

December 22, 2004

Exhibit B

TRANSACTIONS IN THE SHARES

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
10/28/04	8,067.00	14.30276
10/29/04	8,788.00	15.01781
11/01/04	1,500.00	15.01620
11/04/04	575.00	15.32129

	18,930.00	14.72218

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
10/27/04	1,400.00	13.79071
10/28/04	2,000.00	14.30840
10/29/04	5,000.00	15.01910
11/04/04	575.00	15.32129
11/17/04	1,697.00	15.01884
11/22/04	370.00	15.07054
11/24/04	500.00	15.56000
11/26/04	3,000.00	15.33500
11/26/04	1,000.00	15.34500

	15,542.00	14.9287

EXHIBIT C

LETTER FROM MREA TO ISSUER

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

December 22, 2004

Maxus Realty Trust, Inc.

Attn: The Board of Directors

104 Armour Road

North Kansas City, Missouri 64116

Gentlemen:

As you are aware from our Schedule 13-D filing made November 8, 2004 with the Securities and Exchange Commission, Mercury Real Estate Advisors LLC, on behalf of its affiliates, at that time was the beneficial owner of 7.1% of the shares of common stock of Maxus Realty Trust, Inc. (the “Company”). We have subsequently purchased additional shares of common stock so as to bring our beneficial ownership of the Company to 7.59%, slightly below the ownership limit of 7.6% artificially imposed by the Company.

We are hereby requesting a waiver to allow Mercury Real Estate Advisors LLC to purchase up to 19.6% of the common shares of the Company, an identical percentage to which David L. Johnson, the Chairman and Chief Executive Officer of the Company, has the right to purchase. As our ownership entities are limited partnerships which are “look through” vehicles for Federal tax purposes, this will not trigger or jeopardize the “5 in 50” REIT qualification test you used in the Proxy (as defined below) as your sole justification for the 7.6% limit. Therefore, we assume you will extend to us the same, equal ownership limit of 19.6% you afforded Mr. Johnson.

In your Schedule 14A Proxy Statement dated March 31, 2001 (the “Proxy”), the Company solicited and recommended shareholder approval for an amendment to the Company’s Bylaws, which proposed the following change:

“…(i) increases the stock ownership limitation for David L. Johnson, Chairman of the Board and Chief Executive Officer of the [Company] from 9.8% to 19.6% and (ii) decreases the stock ownership limitation for all other shareholders of the [Company] from 9.8% to 7.6%. The Board believes the Bylaw amendment is in the best interests of the shareholders because it allows Mr. Johnson to have a larger ownership stake in the [Company], which would provide a greater incentive to Mr. Johnson to increase the [Company’s] performance and shareholder value.

One risk associated with the Bylaw Amendment is that it helps entrench Mr. Johnson as Chairman of the Board and Chief Executive Officer because he will have the ability to own almost twenty (20%) of the outstanding shares of the [Company], which will make it much more difficult for the remainder of the shareholders to gather the necessary votes to elect new trustees or to remove management. The Bylaw Amendment has the effect of an anti-takeover measure because it reduces even further the percentage that other individual shareholders can acquire to mount a potential takeover.”

Specifically, in your Proxy section entitled Proposal One, you recommend the following resolution, which was approved by the Company’s shareholders on May 8, 2001:

“8.8 Limitation on Acquisition and Ownership of Shares and Warrants.

(a) In order to guard against the concentration of ownership of Shares and warrants or similar rights to purchase Shares to an extent which is contrary to the requirements of the REIT Provisions of the Internal Revenue Code, no Person other than David L. Johnson may at any time …acquire ownership of or own, directly or indirectly… a number of Shares in excess of 7.6% of the outstanding shares of the [Company]…”

You later in that section define Person as “any individual, corporation, partnership, trust or other entity.”

The question is thus very simple. Will the Board of Directors waive the ownership limit in a situation that does not threaten the sole stated justification for the limit for an existing shareholder to the same extent it did for another shareholder, Mr. Johnson? Or, was the Proxy correct in the result of entrenching Mr. Johnson, even if the goal in the Proxy of maintaining REIT status should perhaps instead be the goal of entrenching Mr. Johnson? In other words, as you well know, it is possible to have certain owners own in excess of the artificial limit without jeopardizing your REIT status.

We look forward to your prompt reply and approval.

Sincerely yours, MERCURY REAL ESTATE ADVISORS LLC /s/ David R. Jarvis David R. Jarvis Managing Member	/s/ Malcolm F. MacLean IV Malcolm F. MacLean IV Managing Member